Exhibit (a)(1)(xiv)

PRESS RELEASE

Pavilion Bancorp, Inc.	Contacts:	Pamela S. Fisher
135 East Maumee Street Adrian, Michigan 49221 OTC Symbol: PVLN		Corporate Secretary Phone: (517) 266-5054
For Immediate Release May 23, 2005

PAVILION BANCORP, INC.
ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Adrian, Michigan, May 23, 2005 –Pavilion Bancorp, Inc. (“Pavilion Bancorp”) (OTC: PVLN) today announced the preliminary results of its tender offer, which expired at 5:00p.m., Eastern time, on May 20, 2005. Pavilion Bancorp expects to purchase approximately 128,832 of its common shares, or approximately 15.0% of its shares of common stock currently outstanding, at $66.00 per share pursuant to its tender offer. Pavilion Bancorp expects that the total cost to purchase the estimated 128,832 shares, excluding fees and expenses incurred in connection with the offer, will be $8.5 million.

According to preliminary reports from the depositary for the offer, the number of shares tendered for purchase under the offer prior to its expiration exceeded the number of shares that Pavilion Bancorp intends to purchase. Therefore, Pavilion Bancorp will, in most cases, purchase approximately 65.0% of the shares tendered by its shareholders. Tenders made by certain “odd lot” holders will be purchased in their entirety, and tenders made by certain shareholders who conditioned their tenders will be purchased (or not purchased) in accordance with the procedures set forth in the offer.

The number of shares purchased and the proration factor are preliminary and subject to verification by American Stock Transfer and Trust Company, the depositary for the tender offer. The actual number of shares purchased and the final proration factor will be announced promptly following completion of the verification process. After the determination of the actual number of shares purchased and the final proration factor, the depositary will issue payment for the shares accepted for purchase and return of all other shares tendered. Payment for the purchased shares and the return of certificates for shares not purchased is expected to be made commencing as soon as practicable.

Any questions with regard to the tender offer may be directed to the Dealer Manager/Information Agent for the offer, Donnelly Penman & Partners, at the toll-free telephone number (866) 440-248.

Pavilion Bancorp, Inc., headquartered in Adrian, Michigan is a financial services company with assets of $259.3 million and eight banking offices located in southeastern Michigan. Pavilion Bancorp, Inc. through its subsidiary the Bank of Lenawee provides a full range of banking services to commercial businesses and individuals. The Bank of Lenawee makes business and personal loans and offers a variety of deposit products, including checking, savings, money market accounts and certificates of deposit.